Splash Beverage Group, Inc.

1314 E Las Olas Blvd. Suite 221

Fort Lauderdale, Florida 33301

April 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Splash Beverage Group, Inc.
Registration Statement on Form S-3 File No. 333-271394

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Splash Beverage Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to accelerate the effective date of the above-referenced registration statement so as to become effective on Monday, May 1, 2023, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Once the registration statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference LLP, by calling Rohini Sud at 212-930-9700.

Very truly yours,

Splash Beverage Group, Inc.

/s/ Robert Nistico
By: Robert Nistico
Title: Chairman of the Board and Chief Executive Officer